SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 March, 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 30 March, 2011 re: Director/PDMR Shareholding

                                                                                                                                         30 March 2011

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The following announcement sets out details of awards made today, 30 March 2011, under the Group's share plans to Executive Directors and members of the Group Executive Committee.

Additional information may be found in the Directors' Remuneration Report 2010, which is being published today as part of the Annual Report and Accounts and is available at www.lloydsbankinggroup.com.

Long Term Incentive Plan
Conditional share awards were made today under the Group's Long Term Incentive Plan (LTIP) as detailed below.  The shares under the awards will only vest in 2014 subject to the satisfaction of stretching performance conditions over a three year period.    The awards are based on a share price of 62.288 pence.

Name	Maximum number of shares awarded
A Horta-Osório	7,154,187
T J W Tookey	2,962,047
G T Tate	3,159,517
J Colombás	3,087,272
M Fisher	3,631,518
A Lorenzo	3,159,517
A Risley	1,926,535
M Young	1,685,718

Mr Kane and Mrs Weir have announced their intention to retire from the Board and will not be seeking re-election at the annual general meeting on 18 May 2011.  The shares awarded to them under the LTIP for 2011 as set out in the Directors' Remuneration Report 2010 of the Annual Report and Accounts will not be made.

Deferred Bonus Plan
Conditional awards of shares were made today in respect of bonus awards for 2010 performance.  Part of the 2010 bonus awards for Mr Colombas, Mr Fisher, Mr Lorenzo and Mrs Risley will be made in June 2011 based on the prevailing share price.  These shares will be notified at that time. Awards vesting over the period September 2011 to September 2014 are based on a share price of 62.288 pence and are detailed below.  Bonus awards are subject to malus in full or in part if the performance that generated the award is found not to be sustainable.

Name	Maximum number of shares awarded	N ote
T J W Tookey	1,512,330	a
G T Tate	1,685,718	a
J Colombás	541,835	b,d
M Fisher	1,543,799	b
A G Kane	1,231,376	c
A Lorenzo	770,615	b,d
A Risley	418,217	b
H A Weir	1,404,764	c

a) Vesting in 2013 subject to malus
b) Vesting between 2011 and 2014 subject to malus
c) Vesting between 2013 and 2014 subject to malus
d) Awarded to compensate for 2010 bonus forfeited as a result of resignation from the Santander Group

2008 LTIP Award and Executive Retention Award
Mr Tookey today received 46,430 shares on the partial vesting of the 2008 LTIP award, which includes additional shares received in lieu of dividends. He sold 23,680 shares at 60.48 pence per share to cover tax and NI liabilities.

Today 52,896 shares were also acquired by Mr Tookey at 60.48 pence per share following the vesting of an award under the Lloyds TSB Executive Retention Plan 2006.

Share Buy Out Awards
The following share buy out awards were made to the Executives detailed below, subject to performance conditions and vesting timetables where applicable, for the loss of deferred share benefits forfeited as a result of their resignation from the Santander Group.

Name	Maximum number of shares awarded	Note
A Horta-Osório	4,348,029 1,707,763	a,d c,d
J Colombás	535,231 606,357	a,e c,e
A Lorenzo	535,231 707,416	a,e c,e
M Young	145,723	b,f

a) Restricted shares vesting between 2011 and 2013 subject to executive remaining in employment
b) Restricted shares vesting between 2011 and 2012 subject to executive remaining in employment
c) Performance shares vesting in 2013 subject to performance condition
d) The awards are based on a share price of 68.1 pence
e) The awards are based on a share price of 60.41 pence
f) The awards are based on a share price of 64.43 pence

This announcement is made pursuant to Disclosure Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

For further information:
Sarah Swailes, Group Media Relations                                  +44 (0)20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  30 March, 2011